Room 4561

March 21, 2007

Mr. Michael L. Baur
Chief Executive Officer
Scansource, Inc.
6 Logue Court
Greenville, SC 29615

      Re: **Scansource, Inc.**
            Form 10-K for Fiscal Year Ended June 30, 2006
            File No. 000-26926

We have completed our review of your Form 10-K for the year ended June 30, 2006 and have no further comments at this time.

                    Very truly yours,

                    Mark Kronforst
                    Accounting Branch Chief